Exhibit 99.2

Aracruz announces plan to offer 10-year notes

São Paulo, March 1, 2006 – Aracruz Celulose (NYSE: ARA) announces that it plans to offer ten-year notes in the international capital markets through its wholly-owned subsidiary Aracruz International Finance Company (AIFCO). The net proceeds of the offering will be used for general corporate purposes of Aracruz and its subsidiaries. The notes will be unsecured and unsubordinated obligations of AIFCO and will be fully and unconditionally guaranteed by Aracruz. The guarantee will rank equally with all of Aracruz’s other unsecured and unsubordinated debt obligations.

Neither the notes nor the guarantee have been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under such Securities Act or the securities laws of any other jurisdiction.

For further information, please contact: José Cândido Pimentel Duarte 55-11-3301-4250 (jcd@aracruz.com.br).

Investor Relations Department:

Tel: (55-11) 3301 4131

Fax: (55-11) 3301 4274

E-mail: invest@aracruz.com.br